July 1, 2005

Ms. Jennifer Goeken
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W., Stop 04-05
Washington D.C. 20549

Re:	Oceanic Exploration Company
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
File No. 1-08521

Dear Ms. Goeken:

This is our response to your letter of June 14, 2005. We have attached a proposed Form 10-KSB/A for December 31, 2004 and a proposed Form 10-QSB/A for March 31, 2005 to this letter for your review.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Description of Business

Discontinue Operations — Sale of Alliance Employment Services Division.

Question:
1.	We note that you sold the assets comprising the Alliance Staffing Division to Cordillera, a related party, on June 30, 2003, and that you are reporting these operations as discontinued. Please tell us how you have considered the guidance in paragraph 42(b) of SFAS 144 and EITF 03-13, which allows results of operations of a component of an entity to be classified as discontinued provided you will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Response
1. Paragraph 42 of SFAS 144 states that classification as discontinued operations is appropriate only if the following conditions are met:
a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and
b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Ms. Jennifer Goeken
July 1, 2005

     We believe that we have correctly accounted for the sale of Alliance Employment Services (Alliance) as a discontinued operation because there have been no direct or indirect cash transactions between Alliance and Oceanic Exploration Company (Oceanic) since the sale transaction was completed in 2003. The sales contract states that Cordillera Corporation is obligated to pay additional amounts to Oceanic calculated as 25% of Alliance’s cumulative after-tax earnings through the period ending June 30, 2005. No cash was ever due nor was any received as a result of this clause.

     EITF 03-13 was not in effect on June 30, 2003 — at the time this transaction occurred. But our review indicates EITF 03-13 does not provide specific guidance on continuing involvement with respect to common elements of control as present in this specific transaction. Since Oceanic has had absolutely no involvement in the operations or management of Alliance since the sale was completed, we believe we are correct in accounting for the sale as a discontinued operation. As disclosed in the 10-KSB and 10-QSB, Cordillera is a related company having some common elements of control with Oceanic. That common element is Mr. James N. Blue who serves as President and a director of NWO Resources, Inc., which owns approximately 84.2% of Oceanic common stock. Mr. Blue’s adult son owns 100% of the voting, non-participatory shares of NWO Resources, Inc. Mr. Blue is also Chairman of the Board of Directors, President and indirect beneficial owner of a majority of the common stock of Cordillera, the major stockholder of the non-voting participatory shares of NWO Resources Inc. Mr. Blue is not directly involved in the daily operations of Oceanic or Alliance. In addition, while there are management contracts between Oceanic and Cordillera, Oceanic did not provide any management services to Alliance after its sale to Cordillera.

Question
2.	We note your statement, with respect to your sale of Alliance Staffing Division, that “the loss on the sale included costs from the transactions.” Please tell us how you accounted for the sale and explain how you have considered the accounting guidance in paragraphs 11 and D11 through D18 of SFAS 141 for related parties under common control. In addition, please tell us where you have recorded the loss associated with this sale in your Consolidated Statement of Cash Flows.

Response
2. Paragraph 11 of SFAS 141 states “the term business combination ... excludes transfers of net assets or exchanges of equity interested between entities under common control” and refers the reader to paragraph D11 — D18 of the SFAS.

Additional detail in paragraph D11 provides examples of these types of transactions. These examples do not apply to the sale of Alliance to Cordillera for the following reasons:
•	(D11a) A new entity was not formed to purchase Alliance.
•	(D11b) The assets of Alliance were not transferred to Oceanic, nor was Alliance liquidated.
•	(D11c) Alliance was wholly owned by Oceanic prior to the transaction. Alliance was sold to Cordillera, which is not a wholly owned subsidiary of Oceanic.

Ms. Jennifer Goeken
July 1, 2005

•	(D11d) Cordillera is a privately held company and the transaction was a cash sale. No shares of Cordillera were issued to Oceanic in relation to this transaction and Oceanic has no ownership interest in Cordillera.
•	Paragraphs D13 through D18 do not apply to this transaction as Oceanic is the transferring entity, not the receiving entity.

     The contract selling Alliance to Cordillera states “Purchaser will, in full payment thereof, pay to Seller at the Closing a total purchase price equal to the book value of Alliance at the close of business on June 30, 2003.” This is in accordance with SFAS 141, paragraph D12.

     The sale of Alliance to Cordillera occurred on June 30, 2003. There were $9,000 of legal and accounting expenses paid by Oceanic that directly related to the sale of Alliance. These expenses were treated as costs from the transaction and recorded as the only loss on the sale. Oceanic received $513,721 in cash from Cordillera from the sale and then reduced this amount by the $9,000 paid for accounting and legal fees. The 2003 Form 10-KSB Consolidated Statements of Cash Flows reported the net amount of $504,722 as “Net proceeds from sale of temporary employment division.” We also reported in our Consolidated Statements of Cash Flows “Net Cash provided (used) from discontinued operations” of $449,797, which was the total of the $504,722 net of ($54,925) reported as “Net Cash Used for Operation of Temporary Employment Division.” In the December 31, 2004 10-KSB, we reported only the net amount of $449,797 under the caption “Cash flows from discontinued temporary employment divisions, net.” Since the details of the sales proceeds and operating cash used for the discontinued operation were reported in 2003, we believe that the single line presentation in 2004 would not reduce the reader’s understanding in any material respect.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Question
3.	Please revise your liquidity and capital resources discussion to explain how you intend to fund operations in both the short-term and long-term. Refer to Item 303(a)(1)(i)-(iii) of Regulation S-B.

Response
3. We propose to add the following wording in our 10-KSB for the fiscal year ended December 31, 2004 to the existing paragraph of Liquidity and Capital Resources.

“Oceanic had working capital of $392,375 including $792,012 in cash and short-term investments at December 31, 2004. This compares with working capital of $960,033 including $1,364,240 in cash and cash equivalents at December 31, 2003. At this current level of cash expenditures, the Company will need new sources of additional funding by June 2005. In March 2005, Oceanic executed a revolving line of credit/promissory note with NWO in an amount not to exceed $2,000,000, at an interest rate of 2% over prime rate with payment in full to be

Ms. Jennifer Goeken
July 1, 2005

received within one year of the original loan date. In addition, the Company obtained a commitment from NWO to provide additional financing up to an addition $2,000,000, under certain conditions. The Company believes that together with cash on hand at December 31, 2004 plus cash generated from 2005 revenues and additional funding available from NWO, the proceeds from this line of credit will be sufficient to fund operations beyond December 31, 2005. The Company is evaluating other potential financing sources for long-term capital, including the potential of term debt financing from NWO and the potential of raising additional equity capital from existing shareholders. The Company has no firm plans or commitments for the provision of long-term capital. The status of Oceanic’s current litigation may substantially affect our need for and ability to raise capital in the long-term.”

Please refer to the proposed Form 10-KSB/A for December 31, 2004 attached.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Question
4.	With assistance from your independent auditor, please tell us how your auditor has considered your ability to continue as a going concern, as required by AU Section 341.

Response
4. AU Section 341 states that, “The auditor has a responsibility to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.” In performing this evaluation, a number of items are considered, including, but not limited to the financial condition of the entity at the financial statement date, expectations with respect to the entity’s ability to generate future cash flows, fund future obligations, and secure financing if necessary.

     Our auditors have informed us that in performing their assessment of Oceanic’s ability to continue as a going concern, they addressed the items listed above, considering Oceanic’s recent results of operations, projected cash requirements and potential sources of financing. In performing their evaluation, our auditors reviewed Oceanic’s cash flow projections, noting that cash and liquid investments on hand at December 31, 2004 would be insufficient to fund operations through December 31, 2005 without additional financing arrangements. We provided our auditors copies of the $2 million line of credit agreement with NWO Resources, Inc. and a commitment from NWO Resources, Inc. to provide up to $2 million of additional financing, under certain conditions. Our auditors performed an assessment of NWO Resources, Inc.’s ability to meet the potential obligations under the two agreements.

     Based upon the assessment of the factors noted above, we concluded and our auditors concurred that as of December 31, 2004, there was not substantial doubt with respect to Oceanic’s ability to continue as a going concern.

Ms. Jennifer Goeken
July 1, 2005

Consolidated Balance Sheets

Question
5.	We note that you have fully reserved your restricted cash balance of $390,050 because you expect that this cash will be forfeited to pay for legal expenses as part of the Australian litigation. Please support your presentation of the reserve as a contra-cash or if you believe these restricted funds represent a liability, as defined in paragraph 35 of FASB Statement of Concepts 6, revise your presentation accordingly.

Response
5. We believe that the accounting treatment of this account is correct as presented on the 10-KSB because we consider the contra-cash account to be a “valuation” account. FASB Statement of Concepts 6, paragraph 34 discusses valuation accounts, stating, “a separate item that reduces or increases the carrying amount of an asset is sometimes found in financial statements.” We believe that paragraph 34 is more relevant to this account than paragraph 35. The FASB states “an estimate of uncollectible amounts reduces receivables to the amount expected to be collected...Those “valuation accounts” are part of the related assets and are neither assets in their own right nor liabilities.” We believe that this reserve is a valuation account because these funds are held in escrow by the ANZ Bank. Oceanic does not have custody of these funds nor can the Company move these funds to another account or another bank. Oceanic’s Australian attorneys believe that we will most likely forfeit all of these funds on deposit when the opposing party completes necessary legal process.

Question
6.	We note that your presentation of the line items “Oil and gas property interests, full-cost method of accounting” with a balance of $39 million and “Less accumulated amortization, depreciation, impairment allowance” with a balance of $(39) million does not conform to Article 4-10(c)(4)(ii) of Regulation S-X. In this regard, costs capitalized within a cost center in excess of the cost center ceiling should be charged to expense. Please support your inclusion of these line items in your consolidated balance sheets.

Response
6. We have reviewed your comments and the paragraphs that you referred to in Article 4-10(c)(4)(ii) of Regulation S-X and we acknowledge your position. Oceanic no longer has any interest in the Greek Prinos Oil Field itself. That interest was sold to Denison Mines Ltd in 1976, retaining a 15% net profits interest that ended in 1999. Oceanic still retains a “net profits” interest in other exploration areas of the Aegean Sea. The balance has been fully depleted and netted to zero since that date. Because there is no financial statement impact when the balances are removed, we propose to remove the line items on a prospective basis in all future filings.

Ms. Jennifer Goeken
July 1, 2005

Consolidated Statements of Stockholder’s Equity

Question
7.	Please provide detail in a separate column of the changes in the number of shares of common stock. Refer to paragraph 10 of APB 12 and revise your presentation accordingly.

Response
7. Paragraph 10 of APB 12 states, “changes in the separate accounts comprising stockholders’ equity (in addition to retained earnings) and of the changes in the number of shares of equity securities during at least the most recent annual fiscal period and any subsequent interim period presented is required to make the financial statements sufficiently informative. Disclosure of such changes may take the form of separate statements or may be made in the basic financial statements or notes thereto.” The only change in the number of shares in the 2004 10-KSB was from the 2004 rights offering. This transaction, including the number of shares, was disclosed in footnote (3) in Item 7, Financial Statements. In addition, the number of shares is also noted on the Consolidated Balance Sheets. Further disclosure was made in Item 6, Management Discussion and Analysis of Financial Condition, Results of Operations in the second paragraph. We therefore believe that all readers have been fully informed of the information required by paragraph 10 of APB 12.

Consolidated Statements of Cash Flows

Question
8.	We note that you have classified the purchase of short-term investments as an investing activity. However, we also note that a portion of your short-term investment balance includes mutual funds that are classified as trading securities. Confirm, if true, that you have complied with paragraph 15 of SFAS 95, which states that “investing activities exclude ....securities that are classified as trading securities...” or revise your presentation, as appropriate.

Response
8. We note that SFAS 115, paragraph 18 states that, “Cash flows from purchases, sales, and maturities of trading securities shall be classified as cash flows from operating activities.” Oceanic invested the excess cash balances in short-term securities to improve the interest earned on them. The amount of cash invested in bank recommended, conservative mutual funds at December 31, 2004 totaled approximately $89,000. We believe that this amount is not material to the consolidated financial statements as a whole. In addition, we do not believe that the inclusion of the $89,000 in mutual fund purchases would impact a reader’s understanding or opinion with regard to the cash flows from operating activities because of the small dollar amount in relation to the net cash outflows ($89,000/$2,657,705 or 3.3% of the outgoing cash flows). These investments were converted back to liquid cash in the first quarter, by March 31, 2005.

Ms. Jennifer Goeken
July 1, 2005

Because of the small amount involved and the fact that no investments in mutual funds existed at March 31, 2005,- we propose not to restate the existing financial details at December 31, 2005, but will report any future investments in trading securities in operating cash flows on a prospective basis in all future filings.

Note (1) Accounting Policies

(1) Oil and Gas Properties

Question
9.	Please revise your accounting policy note on your oil and gas properties to clearly reflect your current state of operations.

Response
9. We will add the following statement to Oil and Gas Properties: “Oceanic is not currently conducting any oil and gas exploration or production activities. The Company did not receive any material revenue from oil and gas properties in 2004 or 2003. Other than the potential recovery of damages from the Timor Gap concession, the Company is currently not conducting any activities that would result in material oil and gas revenue in 2005.” This statement is virtually identical to the first sentence in Part 1 Operations, (c) Oil and Gas. Similar statements also appear in
•	Part 1, Item 1. Description of Business (sixth sentence);
•	Part 1, Item 1. Operations (c) Oil and Gas (first paragraph);
•	Part 1, Item 1. Governmental Approvals and Regulations (fourth and last sentences);
•	Item 2. Description of Property (second paragraph);
•	Item 7. Financial Statements, Footnote 1(a) General (seventh sentence) and
•	Item 7. Financial Statements, Footnote 8(a) Disclosures About Capitalized Costs and Costs Incurred; and
•	Item 7. Financial Statements, Footnote 9 (last sentence of the first paragraph).

Because of the fact that these similar statements are in the December 31, 2004 10-KSB filing in these other places, we do not believe that the reader’s understanding would be affected by its omission from note (1). We therefore propose not to restate the December 31, 2004 notes to consolidated financial statements, but intend to place this statement prospectively in future filings the section titled “Oil and Gas Properties” as appropriate.

Ms. Jennifer Goeken
July 1, 2005

Controls and Procedures

Question
10.	We note your reference to Exchange Act Rules 13a-15(c) and 15d-15(c). This reference is no longer current with the amendments made in conjunction with Release No. 33-8238, effective August 14, 2003. Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers. Please expand your disclosed definition of “disclosure controls and procedures” or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate to address this requirement. This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2005.

Response
10. We have reviewed the revised wording of the Exchange Act Rules 13a-15(e) and 15d-15(e) and will expand our disclosed definition of “disclosure controls and procedures.” We propose to amend the Form 10-KSB, Item 8A. Controls and Procedures for the period ending December 31, 2004 and the Form 10-QSB Item 3. Controls and Procedures filed for the period ending March 31, 2005 to be revised as follows:

     “At the end of the period covered by this report, the President and the Chief Financial Officer carried out an evaluation, which included inquiries made to certain other of our employees, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.

     Based upon that evaluation, the President and the Chief Financial Officer have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

     There has been no change in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.”

Ms. Jennifer Goeken
July 1, 2005

Question
11.	You state that there were no “significant changes” in your “internal controls” and no factors that could “significantly affect” these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 and 15d-15 that occurred during the fourth fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.” See also Regulation S-B, paragraph 4(d) of Exhibit 31 and revise your disclosure accordingly. This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2005.

Response
11. We have reviewed the revised wording of the Exchange Act Rules 13a-15(e) and 15d-15(e) and examined Regulation S-B, paragraph 4(d) of Exhibit 41. We believe that the expanded wording proposed in Answer 10 above will also meet the requirements stated here. Please see the enclosed, proposed Form 10-KSB/A, Item 8A. Controls and Procedures for the period ending December 31, 2004 and the proposed Form 10-QSB/A Item 3. Controls and Procedures filed for the period ending March 31, 2005.

Exhibit 31

Question
12.	We note that your wording of your certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certification and revise as appropriate. In addition, please note that you must provide a separate certification for each principal executive officer and principal financial officer. See Rules 13a-14(A) and 15d-14(a) and revise your certifications accordingly.

Response
12. We have changed our certification pursuant to Section 302 of the Sarbanes-Oxley Act to precisely match the language set forth in the Act. In addition, we will file amended separate certification for the principal executive officer and the principal financial officer. Please refer to the enclosed proposed 10-KSB/A and 10-QSB/A.

Ms. Jennifer Goeken
July 1, 2005

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Controls and Procedures

Question
13.	We note that your certifying officers disclose their conclusions as to the effectiveness of disclosure controls and procedures “within 90 days prior to the date of this report.” However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report”. See also Regulation S-B, paragraph 4(c) of Exhibit 31 and revise accordingly.

Response
13 We have reviewed Item 307 of Regulation S-B and paragraph 4(c) of Exhibit 31 and will amend our statement and certification accordingly. The revised certifications have been signed and will be filed when the 10-KSB/A and 10-QSB/A are filed. Please refer to the enclosed proposed 10-KSB/A and 10-QSB/A.

As indicated above, we believe that most of your comments are concerned with clarifying or amplifying information already available to the reader in our filings, and therefore are most appropriately addressed in future filings. The enclosed proposed 10-KSB/A and 10-QSB/A reflect the changes that we believe need to be made to the December 31, 2004 and March 31, 2005 filings. These amended documents will be filed as soon as we are informed that you have no further comments on the issues raised in your letter.

Please be advised that Oceanic Exploration Company acknowledges that:

•	Oceanic Exploration Company is responsible for the adequacy and accuracy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 (the “Filings”);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at 303-220-8330 or our outside counsel Paul H. Shaphren at 801-530-7411.

OCEANIC EXPLORATION COMPANY

Courtney Cowgill,
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-KSB/A
(Amendment No. 1)

(Mark One)
☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to __________________

Commission file number _______________________________________________________________

OCEANIC EXPLORATION COMPANY

(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	84-0591071 (I.R.S. Employer Identification Number)

7800 East Dorado Place, Suite 250
Englewood, CO 80111
(303) 220-8330
(Address and telephone number of principal executive offices and principal place of business)

Securities registered under Section 12(b) of the Exchange Act: Title of each class	Name of each exchange on which registered

Securities registered under Section 12(g) of the Exchange Act:
Common stock ($.0625 par value) (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Issuer’s revenues for year ended December 31, 2004         $832,711

As of March 7, 2005, the aggregate market value of the voting stock held by non-affiliates, computed by reference to the average of the bid and ask price shown on the OTC Bulletin Board was $3,788,754.

As of March 7, 2005, the issuer had outstanding 40,688,881 shares of common stock ($.0625 par value).

An index of the documents incorporated herein by reference and/or annexed as exhibits to this Report appears on pages 44 through 46.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

TABLE OF CONTENTS

Explanatory Note

Part II

Item 6. Management Discussion and Analysis of Financial Condition and Results of Operations

Item 8A. Controls and Procedures

Part III

Item 13. Exhibits and Reports on Form 8-K

Signatures
Exhibit 31.1: Section 302: Certification of the President
Exhibit 31.2: Section 302: Certification of the Chief Financial Officer
Exhibit 32: Section 906: Certification of the President and Chief Financial Officer
Index to Exhibits

EXPLANATORY NOTE

This Form 10-KSB/A is being filed to amend and restate Items 6 and 8A of Part II of the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (“2004 10-K”), which was filed with the Securities and Exchange Commission on March 24, 2005 by Oceanic Exploration Company (the “Company”). In addition, new certifications by the Company’s principal executive officer and principal financial officer are being filed as exhibits to this Form 10-KSB/A under Part III hereof.

For purposes of this Form 10-KSB/A, and in accordance with Rule 12b-15 under the Exchange Act, Items 6 and 8A of the 2004 10-K have been amended and restated in their entirety. No attempt has been made in this Form 10-KSB/A to modify or update other disclosures as presented in the original 2004 10-K.

PART II

ITEM 6.	MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Any statements contained in this Form 10-KSB that are not statements of historical fact are forward-looking statements. You can identify these statements by words such as ‘may,’ ‘will,’ ‘expect,’ ‘anticipate,’ ‘estimate,’ ‘continue’ or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information and are based on certain assumptions and analyses made by Oceanic in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including such factors as uncertainties in cash flow, expected costs of litigation, the volatility and level of oil and natural gas prices, production rates and reserve replacement, reserve estimates, drilling and operating risks, competition, litigation, environmental matters, the potential impact of government regulations, fluctuations in the economic environment and other such matters, many of which are beyond our control. You are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements.

Critical Accounting Policies

The Company’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. On an on-going basis, we evaluate our estimates including those related to the realizability of deferred income tax assets and provisions for contingent liabilities. The Company bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The Company believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Income Taxes

In evaluating the realizability of the net deferred tax assets, the Company takes into account a number of factors, primarily relating to the Company’s ability to generate taxable income. Where it is determined that it is likely that the Company is unable to realize deferred tax assets, a valuation allowance is established against the portion of the deferred tax asset.

On April 2, 2003, Cordillera sold 546,089 shares of Oceanic stock to NWO Resources Inc. (NWO). This sale of stock increased NWO’s ownership to 25,472,489 shares of Oceanic stock, resulting in 82.4% of total ownership in Oceanic at that time. Because NWO owns more than 80% of Oceanic stock, Oceanic became includable in NWO’s consolidated tax return. NWO maintains tax-sharing agreements with the same provisions applicable to all subsidiaries included in NWO’s consolidated return.

Oceanic and NWO have executed that same tax-sharing agreement. Oceanic’s tax provision will be calculated using then-current statutory rates, on a stand-alone basis, and specifically estimating Oceanic’s book-tax differences, including its share of any differences that apply ratably to all subsidiaries. The provision will include a tax benefit from losses to the extent of previous profits, but only to the extent such profits were included in the NWO consolidated return. To the extent a tax benefit for a loss has not been previously allowed, and Oceanic has profits in a future year which falls within the period to which, on a stand-alone basis, the prior tax loss could be carried forward under United States tax rules, the benefit of the loss will be included in the provision to the extent the loss would provide a tax benefit on a stand-alone basis.

Because it cannot be accurately determined when or if Oceanic will become profitable, a valuation allowance was provided against the entire deferred income tax asset attributable to the net operating loss incurred during the years ended December 31, 2004 and 2003.

The foreign tax credit carryforwards of Oceanic from taxable periods prior to April 2, 2003 can only be used to reduce the taxes on Oceanic’s foreign source income. Because it cannot be accurately determined when Oceanic will have foreign source taxable income, a valuation allowance was provided against the entire deferred income tax asset attributable to the foreign tax credit carryforward from years prior to April 2, 2003.

Contingent Liabilities

In evaluating the need to provide for contingent liabilities, the Company takes into account a number of factors, including the expected likelihood of an unfavorable outcome and the ability to reasonably estimate the financial impact of an unfavorable outcome and management’s intentions with respect to the contingency.

Liquidity and Capital Resources

Oceanic has historically addressed long-term liquidity needs for oil and gas exploration and development through the use of consortium arrangements or farm out agreements. Under such arrangements, we participate with consortium or joint venture partners with respect to financing activities required for a concession. This is a strategy that we intend to continue with respect to concessions/joint participation agreements, including those we currently own.

Oceanic had working capital of $392,375 including $792,012 in cash and short-term investments at December 31, 2004. This compares with working capital of $960,033 including $1,364,240 in cash and cash equivalents at December 31, 2003. At this current level of cash expenditures, the Company will need new sources of additional funding by June 2005. In March 2005, Oceanic executed a revolving line of credit/promissory note with NWO in an amount not to exceed $2,000,000, at an interest rate of 2% over prime rate with payment in full to be received within one year of the original loan date. In addition, the Company obtained a commitment from NWO to provide additional financing up to an addition $2,000,000, under certain conditions. The Company believes that together with cash on hand at December 31, 2004 plus cash generated from 2005 revenues and additional funding available from NWO, the proceeds from this line of credit will be sufficient to fund operations beyond December 31, 2005. The Company is evaluating other potential financing sources for long-term capital, including the potential of term debt financing from NWO and the potential of raising additional equity capital from existing shareholders. The Company has no firm plans or commitments for the provision of long-term capital. The status of Oceanic’s current litigation may substantially affect our need for and ability to raise capital in the long-term.

Cash Flow

Cash used in operating activities during the years ended December 31, 2004 and 2003 was $3,067,281 and $1,747,836, respectively. Ongoing legal and professional fees associated with the pending litigation against ConocoPhillips and other defendants has required substantial expenditures. During the years ended December 31, 2004 and 2003, respectively, Oceanic incurred expenses of $1,891,222 and $1,642,131 related to legal activities and commercial opportunities in the Timor Gap area. These costs are included in exploration expenses resulting in an increase over what exploration expenses have been historically. Legal and consulting costs attributable to the United States lawsuit will continue to be charged to exploration expenses in 2005. If the Court allows the claims in the Company’s Second Amended Complaint to proceed to discovery, legal expenses and cash requirements will continue to increase in 2005.

On April 21, 2004, Oceanic filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission (SEC), seeking to register shares of common stock to be issued to stockholders pursuant to a rights offering. Under the terms of the rights offering, the Company offered the holders of its common stock the rights to subscribe for additional shares at a purchase price of $.22 per share on the basis of 0.3161043 shares of common stock for each share held as of May 28, 2004. A total of 9,772,728 shares of common stock were offered to all stockholders. The Registration Statement was declared effective on June 1, 2004 and the offering expired on July 1, 2004. A total of $2,150,000 was collected through the rights offering. The proceeds from the rights offering are being used to fund the cost of the rights offering, pay for the legal and professional expenses associated with the Timor Gap lawsuit and to cover the cost of operations.

Management Fee Revenue

	2004		2003
San Miguel Valley Corporation	$443,033	53%	$276,645	49%
Cordillera Corporation	359,678	43%	276,645	49%
Points Four World Travel, Inc.	0	0%	739	0%
Harvard International Resources, Ltd.	30,000	4%	7,500	2%

Total management fee revenue	$832,711		$561,529

Revenue earned from management fees increased by $271,182 from 2003 to 2004. The revenue from San Miguel increased approximately $13,000 per month during 2004 because of increased management services, the hiring of an additional staff member and increased costs under the management contract. The monthly management fee from Cordillera increased in 2004 by approximately $8,000 per month because of increased personnel time allocated to Cordillera’s activities. The revenue from HIRL represents a full year of services in 2004 versus only one quarter of that same contract in 2003. The consulting agreement for exploration and consulting services between Petrotimor and HIRL was signed in the fourth quarter of 2003.

Because the level of service is dependent upon the needs of each company and available employees, it is normal to see fluctuations from year to year. The Company’s Chairman of the Board and Chief Executive Officer is affiliated with each of these corporations. See Item (11) ‘Certain Relationships and Related Transactions.’ Except for the contract with HIRL, all labor services are provided at payroll cost plus benefits and include a 5% markup on that total to cover the administrative expense.

During the year ended December 31, 2003, operations of the employment agency in San Diego, California, produced a net loss of approximately $293,820. The 2003 loss was through June 30, 2003 when the division was sold. The agency used $54,925 cash in operations. The sale of the employment agency division generated $449,797 in additional cash, net of selling expenses.

Oceanic had working capital of $392,375 including $792,012 in cash and short-term investments at December 31, 2004. This compares with working capital of $960,033 including $1,364,240 in cash and cash equivalents at December 31, 2003. At this current level of cash expenditures, the Company will need new sources of additional funding by June 2005. In March 2005, Oceanic executed a revolving line of credit/promissory note with NWO in an amount not to exceed $2,000,000, at an interest rate of 2% over prime rate with payment in full to be received within one year of the original loan date. In addition, the Company obtained a commitment from NWO to provide additional financing up to an additional $2,000,000, under certain conditions. The Company believes that together with cash on hand at December 31, 2004 plus cash generated from 2005 revenues and additional funding available from NWO, the proceeds from this line of credit will be sufficient to fund operations beyond December 31, 2005. The Company is also evaluating other potential financing sources for long-term capital.

Results of Operations

The increase in management fees revenue of $271,182 for the year ended December 31, 2004 compared to the year ended December 31, 2003 was mostly due to the increase in monthly fees from Cordillera and San Miguel. In addition, the contract for HIRL was in effect for the full year of 2004 as compared to only one quarter in 2003. The HIRL contract was signed in last quarter of 2003.

Costs and expenses for the year ended December 31, 2004 increased $551,516 or 18% in total compared to costs and expenses for the year ended December 31, 2003. Ongoing legal and professional fees, charged to exploration expense, were primarily associated with the litigation regarding East Timor and totaled $1,891,222 during the year ended December 31, 2004. This compares to $1,642,131 during the year ended December 31, 2003. This was an increase of approximately 15%. If the Court allows the claims in the Company’s Second Amended Complaint to proceed to discovery, legal expenses are expected to increase in 2005. The majority of professional fees were investigation costs charged by consultants. Legal fees in 2003’s exploration expenses included the reserve of the restricted cash deposit and the additional accrual of $108,019 estimated to cover defendant’s legal fees in the Australian court case.

Amortization and depreciation for the year ended December 31, 2004 decreased by $1,596 from 2003 as more office equipment became fully depreciated.

Total general and administrative costs for the year ended December 31, 2004 increased by $420,607, or 34%, from the year ended December 31, 2003. An increase in salaries, benefits and taxes of approximately $319,000 was a major portion of this amount. This increase in salaries and benefits was primarily attributable to the addition of one employee, plus general salary increases to employees. This new employee was added in November 2003 and his payroll is completely billed out in management fees to related companies. A significant increase in the cost of medical insurance is also included in this total. Legal fees, included in general and administrative costs, also increased dramatically in 2004.

Other income and expense for the year ended December 31, 2004 changed substantially from 2003. The net change went from a total income of $21,845 in 2003 to expense of $25,487 in 2004. That change was mostly attributable to foreign currency losses of $35,426 as the dollar dramatically decreased in value compared to the British and Australian pounds and the Euro. These substantial foreign currency losses were partially offset by interest and dividends totaling $43,015 earned on the ANZ bank account and the US Bank short-term investments. Interest and financing costs for 2004 were for the finance charges on the capitalized lease for an office copier and interest expense on the estimated United Kingdom tax debt. These were virtually unchanged from 2003.

At December 31, 2004, the Company had a deficit in stockholders’ equity of $329,805. The Company’s liabilities exceeded the book value of its assets, net of allowances and reserves, by this amount. Funds used for the litigation relating to the Timor Gap are expenses and do not create assets with book value. The deficit in stockholders’ equity can be expected to increase to the extent that future litigation costs are financed through the NWO line of credit or other debt instruments.

ITEM 8A. CONTROLS AND PROCEDURES

     At the end of the period covered by this report, the President and the Chief Financial Officer carried out an evaluation, which included inquiries made to certain other of our employees, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.

     Based upon that evaluation, the President and the Chief Financial Officer have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

     There has been no change in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits filed herewith are listed below and if not located in another previously filed registration statement or report, are attached to this registration statement at the pages set out below. The ‘Exhibit Number’ below refers to the Exhibit Table in Item 601 of Regulation S-B.

Exhibit Number	Name of Exhibit	Location
2.1	Agreement of Purchase and Sale of Assets between Oceanic Exploration Company, Alliance Services Associates, Inc., Alliance Staffing Associates, Inc. and the parties executing the Agreement as shareholders of Alliance Staffing Associates, Inc. Pursuant to Item 601(b)(2) of Regulation S-X, the Exhibits referred to in the Agreement are omitted. We agree to furnish supplementally a copy of such Exhibit to the Commission upon request.	Exhibit 99.1 of Form 8-K dated March 31, 2000

3.1	Certificate of Incorporation (including all amendments)	Exhibit 3 of the Report on Form 10-K for the year ended September 30, 1980 (SEC File No. 000-06540)

3.2	Bylaws (including all amendments)	Exhibit 3.1 of Form 8 (Amendment No. 1 to 10-K Report) dated June 1, 1982 (SEC File No. 000-06540)

Exhibit Number	Name of Exhibit	Location

3.3	Form of Amended and Restated Certificate of Incorporation	Exhibit 3.3 of Amendment No. 1 to Form SB-2 filed October 3, 2002

10.1	Memorandum of Agreement dated June 30, 1976 between Oceanic Exploration Company and Denison Mines Limited	Exhibit 9.2 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)

10.2	Letter Agreement dated July 28, 1976 amending Agreement of June 30, 1976	Exhibit 9.3 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)

10.3	Amendment dated August 27, 1976 to Agreement of June 30, 1976	Exhibit 9.4 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)

10.4	Management Agreement with Cordillera Corporation dated January 1, 2000	Exhibit 10.2 of the Report of Form 10-QSB for the quarter ended March 31, 2000

10.5	Management Agreement with San Miguel Valley Corporation dated January 1, 2000	Exhibit 10.3 of the Report of Form 10-QSB for the quarter ended March 31, 2000

10.6	Non-Compete Agreement and Continuity of Business Dealing Undertaking with Alliance Services Associates, Inc.	Exhibit 99.2 of the Report of Form 8-K dated March 31, 2000

10.7	Non-Compete Agreement and Continuity of Business Dealing Undertaking with Alliance Staffing Associates, Inc.	Exhibit 99.3 of the Report of Form 8-K dated March 31, 2000

10.8	Non-Compete Agreement and Continuity of Business Dealing Undertaking with Karsten N. Blue	Exhibit 99.4 of the Report of Form 8-K dated March 31, 2000

10.9	Non-Compete Agreement and Continuity of Business Dealing Undertaking with Linden P. Blue	Exhibit 99.5 of the Report of Form 8-K dated March 31, 2000

10.10	Office Building Lease with Sorrento West Properties, Inc. dated September 1, 2000	Exhibit 10 of the Report on Form 10-QSB for the quarter ended September 30, 2000

10.12	Management Agreement with Points Four World Travel, Inc. dated April 1, 2001	Exhibit 10.1 of the Report on Form 10-QSB for the quarter ended June 30, 2002

10.13	Office Building Lease with Sorrento Square, LLC dated October 18, 2001	Exhibit 10.2 of the Report on Form 10-QSB for the quarter ended June 30, 2002

10.14	Concession Contract between the Portuguese Government (by the Minister for Overseas) and Petrotimor Companhia de Petroléos, S.A.R.L. dated December 11, 1974	Exhibit 10.14 of Form SB-2 filed August 19, 2002

10.15	Demand Promissory Note (Line of Credit) dated August 15, 2002	Exhibit 10.15 of Form SB-2 filed August 19, 2002

10.16	Farm-out Agreement with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.4 of the Report on Form 10-KSB for the year ended March 31, 1995

10.17	Letter Agreement with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.5 of the Report on Form 10-KSB for the year ended March 31, 1995

10.18	Letter of Indemnification with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.6 of the Report on Form 10-KSB for the year ended March 31, 1995

10.19	Participation Agreement among Oceanic Exploration Company and Mariah Energy, L.L.C. and Daniel R. Sommer dated September 5, 2000	Exhibit 10.19 of Amendment No. 1 to Form SB-2 filed October 3, 2002

10.20	Cordillera and Affiliated Companies 401(k) Deferred Compensation Plan amended and restated as of January 1, 2001	Exhibit 10.20 of Amendment No. 1 to Form SB-2 filed October 3, 2002

Exhibit Number	Name of Exhibit	Location
10.21	Cordillera and Affiliated Companies Money Purchase Pension Plan amended and restated as of January 1, 2001	Exhibit 10.21 of Amendment No. 1 to Form SB-2 filed October 3, 2002

10.22	Cordillera and Affiliated Companies 401(k) Deferred Compensation Plan Restated Adoption Agreement for Oceanic Exploration Company and Oceanic International Properties Corporation effective January 1, 2001	Exhibit 10.22 of Amendment No. 1 to Form SB-2 filed October 3, 2002

10.23	Cordillera and Affiliated Companies Money Purchase Pension Plan Restated Adoption Agreement for Oceanic Exploration Company and Oceanic International Properties Corporation effective January 1, 2001	Exhibit 10.23 of Amendment No. 1 to Form SB-2 filed October 3, 2002

10.24	Service Agreement between Oceanic Exploration Company and Cordillera Corporation dated September 1, 2002	Exhibit 10.24 of Amendment No. 1 to Form SB-2 filed October 3, 2002

10.25	Agreement of Purchase and Sale of Assets between Oceanic Exploration Company and Cordillera Corporation dated June 17th, 2003	Exhibit 1 of the Report for Form 8-K dated July 15, 2003

10.26	Consulting Agreement between Petrotimor Companhia de Petroleos, SA and Harvard International Resources, Ltd. dated October 1, 2003	Exhibit 10.26 of the report on Form 10-KSB for the year ended December 31, 2003.

10.27	Business Consultant Agreement between Petrotimor Companhia de Petroleos, SA and Dr. John L. Redmond dated October 1, 2003	Exhibit 10.27 of the report on Form 10-KSB for the year ended December 31, 2003.

10.28	Income Tax Accounting Agreement between NWO Resources and Oceanic Exploration Company dated October 1, 2003	Exhibit 10.28 of the report on Form 10-KSB for the year ended December 31, 2003.

10.29	Promissory Note (Line of Credit) between NWO Resources and Oceanic Exploration Company dated March 9, 2004	Exhibit 10.29 of the report on Form 10-KSB for the year ended December 31, 2003.

10.30	Promissory Note (Line of Credit) between NWO Resources and Oceanic Exploration Company dated March 8, 2005	Exhibit 10.30 of the report on Form 10-KSB for the year ended December 31, 2004.

31.1	Section 302: Certification of President

31.2	Section 302: Certification of Chief Financial Officer

32.1	Section 906: Certification of President and Chief Financial Officer

99.1	Code of Ethics for Directors, Management and Employees	Exhibit 99.1 of the Report on Form 10-KSB for the year ended December 31, 2003.

99.2	Securities Trading Policy/Timely Reporting of Events	Exhibit 99.1 of the Report on Form 10-KSB for the year ended December 31, 2004.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANIC EXPLORATION COMPANY
By:
Charles N. Haas, President

Dated:	June 30, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
1. By the principal executive officer.

/s/ Charles N. Haas

Charles N. Haas	President and Director	Date June 30, 2005

2. By the principal financial officer and principal accounting officer.

/s/ Courtney Cowgill

Courtney Cowgill	Treasurer and Chief Financial Officer	Date June 30, 2005

3. By a majority of the Board of Directors.

James N. Blue	Chairman of the Board of Directors and Chief Executive Officer	Date ____________

Charles N. Haas	Director and President	Date ____________

John L. Redmond	Director and Vice President — International Exploration	Date ____________

Gene E. Burke MD	Director	Date ____________

Sidney H. Stires	Director	Date ____________

Exhibit 31.1

OCEANIC EXPLORATION COMPANY

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

     I, Charles N. Haas, in the capacity indicated below, certify that:

     1. I have reviewed this annual report on Form 10-KSB of Oceanic Exploration Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: June 30, 2005

/s/ Charles N. Haas
Charles N. Haas
President

Exhibit 31.2

OCEANIC EXPLORATION COMPANY

CERTIFICATION OF CHIEF FINANCIAL OFFICER

     I, Courtney Cowgill, in the capacity indicated below, certify that:

     1. I have reviewed this annual report on Form 10-KSB of Oceanic Exploration Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: June 30, 2005

/s/ Courtney Cowgill
Courtney Cowgill
Chief Financial Officer

Exhibit 32.1

Certification of President and Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Oceanic Exploration Company (‘the Company’) on Form 10-KSB for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the ‘Report’), the undersigned, Charles N. Haas, President of the Company and Courtney Cowgill, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to our knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2005

/s/ Charles N. Haas	/s/ Courtney Cowgill

Charles N. Haas, President	Courtney Cowgill, Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB/A
(Amendment No. 1)

(Mark One)
☒	Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2005

☐	Transition Report Under Section 13 or 15(d) of the Exchange Act

For the transition period from ____________ to ____________. Commission file number 0-6540.

Oceanic Exploration Company

(Exact name of small business issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-0591071 (I.R.S. Employer Identification No.)

7800 East Dorado Place, Suite 250, Englewood, CO 80111
(Address of principal executive offices)

(303) 220-8330
(Issuer’s telephone number)

(Former name, former address and former fiscal year,
if changed since last report)

Shares outstanding at May 12, 2005 40,688,881	Common $.0625 Par Value

Transitional Small Business Disclosure Format (Check One)       YES ☐    NO ☒

TABLE OF CONTENTS

PART I — FINANCIAL INFORMATION

     ITEM 3. CONTROLS AND PROCEDURES

PART II — OTHER INFORMATION

     ITEM 4. EXHIBITS AND REPORTS ON FORM 8-K

31.1	Certification of Principal Executive Officer
31.2	Certification of Principal Financial Officer
32.1	Certification Pursuant to 18 U.S.C. Section 1350

SIGNATURES

Rule 13a4-14(a) Certification of CEO & CFO
Rule 13a4-14(b) Certification of Officers

EXPLANATORY NOTE

This Form 10-QSB/A is being filed to amend and restate Item 3 of the Quarterly Report on Form 10-QSB for the fiscal period ended March 31, 2005 (“March 10-Q”), which was filed with the Securities and Exchange Commission on May 12, 2005 by Oceanic Exploration Company (the “Company”). In addition, new certifications by the Company’s principal executive officer and principal financial officer are being filed as exhibits to this Form 10-QSB/A under Part III hereof.

For purposes of this Form 10-QSB/A, and in accordance with Rule 12b-15 under the Exchange Act, Items 3 and 6 of the March 10-Q have been amended and restated in their entirety. No attempt has been made in this Form 10-QSB/A to modify or update other disclosures as presented in the original March 10-Q.

PART I — FINANCIAL INFORMATION

ITEM 3. CONTROLS AND PROCEDURES

     At the end of the period covered by this report, the President and the Chief Financial Officer carried out an evaluation, which included inquiries made to certain other of our employees, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.

     Based upon that evaluation, the President and the Chief Financial Officer have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

     There has been no change in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

PART II — OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a)	Exhibits filed herewith are listed below and attached to this Report. The ‘Exhibit Number’ refers to the Exhibit Table in Item 601 of Regulation S-B.

Exhibit Number	Name of Exhibit
31.1	Rule 13a-14(A) Certification of Chief Executive Officer
31.2	Rule 13a-14(A) Certification of Chief Financial Officer
32.1	Rule 13a4-14(b) Certification of Officers

SIGNATURES

     In accordance with the requirements of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oceanic Exploration Company
Date: June 30, 2005	/s/ Charles N. Haas
Charles N. Haas — President

Date: June 30, 2005	/s/ Courtney Cowgill
Courtney Cowgill - Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Name of Exhibit
31.1	Rule 13a-14(A) Certification of Chief Executive Officer
31.2	Rule 13a-14(A) Certification of Chief Financial Officer
32.1	Rule 13a4-14(b) Certification of Officers

Exhibit 31.1

OCEANIC EXPLORATION COMPANY

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

     I, Charles N. Haas, in the capacity indicated below, certify that:

     1. I have reviewed this quarterly report on Form 10-QSB of Oceanic Exploration Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: June 30, 2005

/s/ Charles N. Haas
Charles N. Haas
President

Exhibit 31.2

OCEANIC EXPLORATION COMPANY

CERTIFICATION OF CHIEF FINANCIAL OFFICER

     I, Courtney Cowgill, in the capacity indicated below, certify that:

     1. I have reviewed this quarterly report on Form 10-QSB of Oceanic Exploration Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: June 30, 2005

/s/ Courtney Cowgill
Courtney Cowgill
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Oceanic Exploration Company (‘the Company’) on Form 10-QSB for the fiscal quarter ended March 31, 2005 (the ‘Report’) as filed with the Securities and Exchange Commission on May 11, 2005, we, Charles N. Haas, President of the Company and Courtney Cowgill, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2005

/s/ Charles N. Haas	/s/ Courtney Cowgill

Charles N. Haas — President	Courtney Cowgill — Chief Financial Officer